

September 29, 2023

Anastasia Mironova
Chief Financial Officer
Apollo Commercial Real Estate Finance, Inc.
c/o Apollo Global Management, Inc.
9 West 57th Street , 42nd Floor
New York , NY 10019

Re: Apollo Commercial Real Estate Finance, Inc.
Form 10-K for the year ended December 31, 2022
Filed February 8, 2023
File No. 001-34452

Dear Anastasia Mironova:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Book Value Per Share, page 47

1.   We note your reconciliation of the changes in book value per share from December 31, 2021 to December 31, 2022, and note the line item Earnings in excess of dividends appears to represent something other than Net income less Dividends declared during 2022. Please clarify what this line item represents.

Item 8. Financial Statements and Supplementary Data
Note 4 - Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net
Risk Rating, page 69

2.   We note your disclosure that your risk ratings are based on a variety of factors, some of

which are discussed within this footnote. Please tell us what consideration you have given to expanding this discussion to include additional information about the factors that influence your ratings, including, but not limited to, loan-to-value ratios and debt yields.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction